SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act 1934

Report on Form 6-K dated February 11, 2014

British Telecommunications plc

(Translation of registrant’s name into English)

BT Centre

81 Newgate Street

London EC1A 7AJ

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-182204) OF BRITISH TELECOMMUNICATIONS PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Enclosure: British Telecommunications plc – Six Months Ended September 30, 2013 – Interim Results Statement

BRITISH TELECOMMUNICATIONS PLC

RESULTS FOR THE HALF YEAR TO 30 SEPTEMBER 2013

About BT

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

BT is one of the world’s leading providers of communications services and solutions, serving customers in more than 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services. BT consists principally of four lines of business: BT Global Services, BT Retail, BT Wholesale and Openreach. BT Retail is in the process of dividing into two separate lines of business, BT Consumer and BT Business.

In the year ended 31 March 2013, BT’s reported revenue was £18,103m1 with reported profit before taxation of £2,580m1.

Group results

	Half year to 30 September
	2013	2012[1]	Change
	£m	£m	%
Revenue
- reported (see Note below)	8,940	8,912	0
- adjusted[2]	8,940	8,997	(1)
- underlying excluding transit			(0.8)

Operating profit
- reported	1,365	1,360	0
- adjusted[2]	1,501	1,497	0
Profit before tax
- reported	1,054	1,204	(12)
- adjusted[2]	1,310	1,277	3

EBITDA
- reported (see Note below)	2,739	2,805	(2)
- adjusted[2]	2,875	2,942	(2)

Capital expenditure	1,191	1,218	(2)

Operating cash flow	1,913	2,011	(5)

Note: Reported revenue and EBITDA in the half year to 30 September 2012 included a specific item charge of £85m and £58m, respectively, relating to the retrospective regulatory impact of the Court of Appeal decision on ladder pricing.

[1]	Restated, see Note 1 to the condensed consolidated financial statements
[2]	Before specific items which are defined in Note 4

Notes:

a.	The commentary focuses on the trading results on an adjusted basis (which is a non-GAAP measure) being before specific items. Unless otherwise stated, revenue, operating costs, earnings before interest, tax, depreciation and amortisation (EBITDA), operating profit, profit before tax and net finance expense are measured before specific items. This is consistent with the way that financial performance is measured by management and is reported to the Board and the Operating Committee of the ultimate parent company and assists in providing a meaningful analysis of the trading results of the group. The directors believe that presentation of the group’s results in this way is relevant to the understanding of the group’s financial performance as specific items are those that in management’s judgement need to be disclosed by virtue of their size, nature or incidence. In determining whether an event or transaction is specific, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence. Specific items may not be comparable to similarly titled measures used by other companies. Reported revenue, reported operating costs, reported EBITDA, reported operating profit, reported profit before tax and reported net finance expense are the equivalent unadjusted or statutory measures. Reconciliations of revenue, operating costs and operating profit are set out in the Group income statement. Specific items are set out in Note 4. Reconciliations of EBITDA and profit before tax to the nearest measures prepared in accordance with IFRS are provided in Notes 5 and 6, respectively.

b.	Trends in underlying revenue and underlying operating costs are non-GAAP measures which seek to reflect the underlying performance of the group that will contribute to long-term profitable growth and as such exclude the impact of acquisitions and disposals, foreign exchange movements and any specific items. We focus on the trends in underlying revenue excluding transit revenue as transit traffic is low-margin and is significantly affected by reductions in mobile termination rates. A reconciliation of the trends in underlying revenue and underlying operating costs excluding transit is set out in the Additional Information.

c.	Certain operational information within our commentary is as of the date of approval of these condensed consolidated financial statements. This is indicated by use of the term ‘now’.

GROUP RESULTS FOR THE HALF YEAR TO 30 SEPTEMBER 2013

Line of business results1

	Revenue			EBITDA			Capital expenditure
Half year to 30 September	2013 £m	2012[2] £m	Change %	2013 £m	2012[2] £m	Change %	2013 £m	2012[2] £m	Change %
BT Global Services	3,390	3,488	(3)	383	353	8	231	253	(9)
BT Retail	3,640	3,602	1	925	988	(6)	183	208	(12)
BT Wholesale	1,262	1,294	(2)	316	306	3	127	129	(2)
Openreach	2,516	2,553	(1)	1,247	1,297	(4)	548	564	(3)
Other and intra-group items	(1,868)	(1,940)	4	4	(2)	300	102	64	59

Total	8,940	8,997	(1)	2,875	2,942	(2)	1,191	1,218	(2)

Income statement

Reported revenue and operating profit were broadly flat. Adjusted revenue was down 1% and EBITDA was down 2% on both a reported and adjusted basis.

Our key measure of the group’s revenue trend, underlying revenue excluding transit, was down 0.8% in the first half mainly reflecting the anticipated impact of regulatory price reductions. Adjusted revenue of £8,940m was down 1% with a £75m reduction in transit revenue, a £68m positive impact from foreign exchange movements and a £16m positive net impact from acquisitions and disposals.

Underlying operating costs3 excluding transit were flat as efficiencies from our cost transformation programmes offset the investment in BT Sport and a £31m increase in the non-cash pensions operating charge. Operating costs3 were also flat.

Net labour costs decreased by 3%. Payments to telecommunications operators were down 5% due to lower mobile termination rates. Property and energy costs were down 4% and network operating and IT costs were flat. Other operating costs increased by 11% principally due to BT Sport.

Adjusted EBITDA, which includes the impact of our investment in BT Sport, was £2,875m, down 2%.

Depreciation and amortisation of £1,374m was down 5% reflecting the more efficient delivery of our capital expenditure programmes over the last few years. Net finance expense was £189m, down 17% mainly due to lower debt and a lower average interest rate.

Reported profit before tax (which includes specific items) was £1,054m, down 12%. Adjusted profit before tax of £1,310m was up 3% as the lower depreciation and amortisation and net finance expense more than offset the decline in EBITDA. The effective tax rate on profit before specific items was 22.5% (HY 2012/13: 22.8%).

Specific items

Specific items resulted in a net credit after tax of £26m (HY 2012/13: £42m). Specific items include group-wide restructuring charges of £136m and net interest expense on pensions of £117m (HY 2012/13: £57m). The UK Finance Act 2013 introduced further reductions in the UK corporation tax rate from 23% to 21% on 1 April 2014 and from 21% to 20% on 1 April 2015. As a result, a specific tax credit of £231m (HY 2012/13: £76m) has also been recognised for the re-measurement of deferred tax balances.

[1]	Before specific items
[2]	Restated, see Note 1 to the condensed consolidated financial statements
[3]	Before depreciation and amortisation

Capital expenditure

Capital expenditure was £1,191m, down 2%.

Pensions

The IAS 19 net pension position at 30 September 2013 was a deficit of £5.4bn net of tax (£6.7bn gross of tax), compared with £4.5bn (£5.9bn gross of tax) at 31 March 2013. The higher deficit primarily reflects a reduction in the discount rate due to a tightening in corporate credit spreads, and an increase in future inflation expectations. The IAS 19 accounting position and key assumptions for the valuation are provided in Note 7.

Operating cash flow

Operating cash flow, which is measured after specific items, was £1,913m, down 5%. This was principally due to the cash cost of specific items of £206m (HY 2012/13: £123m) and our investment in BT Sport of around £180m offset by improvements in working capital in BT Global Services.

Related party transactions

Transactions with related parties during the half year to 30 September 2013 are disclosed in Note 10.

Post balance sheet events

Details of post balance sheet events are disclosed in Note 11.

Principal risks and uncertainties

A summary of the group’s principal risks and uncertainties is provided in Note 13.

OPERATING REVIEW

BT Global Services

	Half year to 30 September
	2013	2012[1]	Change
	£m	£m	£m	%
Revenue	3,390	3,488	(98)	(3)
- underlying excluding transit				(4)
Operating costs	3,007	3,135	(128)	(4)

EBITDA	383	353	30	8
Depreciation & amortisation	301	308	(7)	(2)

Operating profit	82	45	37	82

Capital expenditure	231	253	(22)	(9)

Operating cash flow	(206)	(382)	176	46

[1]	Restated, see Note 1 to the condensed consolidated financial statements

Revenue

Revenue was down 3% including a £18m decline in transit revenue and a £55m positive impact from foreign exchange movements. Underlying revenue excluding transit decreased 4%, partly reflecting the expected smaller benefit from contract milestones compared with the prior year. In the half year, an increase in revenue in the high-growth regions of Asia Pacific, Latin America, Turkey, the Middle East and Africa was offset by declines elsewhere.

Total order intake in the half year was £3.2bn, up 33% compared with last year. We signed contracts throughout our key geographies, covering the main industry sectors and services from across our portfolio. In the consumer packaged goods sector, we signed a contract with Unilever for global network outsourcing, including a network providing voice, data, video and mobility services to the company’s 173,000 employees across nearly 100 countries. In the global banking and financial services sector, we will provide Visa Europe with a new access platform for its card authorisation, and clearing and settlement services. Other notable contracts and renewals in the half year include Fiat Spa, Credit Suisse, Phoenix Group and ManpowerGroup.

Operating results

Operating costs were down 4% but underlying operating costs excluding transit declined 6% reflecting the reduction in revenue and the benefit of our cost transformation programmes.

During the period we continued to make good progress on increasing the cost efficiency and reliability of our network. We completed the closure of our remaining legacy global data network, migrating the last customers to our strategic global network which provides improved reliability and service. We are enhancing our end-to-end service processes, back-office efficiency across Europe, and continuing to improve the way in which we procure access circuits and customer premises equipment.

EBITDA increased 8% mainly driven by our cost transformation initiatives. Depreciation and amortisation reduced 2% and operating profit improved by £37m.

Capital expenditure was down 9% contributing to EBITDA less capital expenditure increasing by £52m to £152m. Operating cash flow was an outflow of £206m. This was an improvement of £176m compared with the prior year which had been impacted by the timing of contract-related receipts and the delay in some debtor receipts.

BT Retail

	Half year to 30 September
	2013	2012[1]	Change
	£m	£m	£m	%
Revenue	3,640	3,602	38	1
- underlying excluding transit				1
Operating costs	2,715	2,614	101	4

EBITDA	925	988	(63)	(6)
Depreciation & amortisation	217	249	(32)	(13)

Operating profit	708	739	(31)	(4)

Capital expenditure	183	208	(25)	(12)

Operating cash flow	514	582	(68)	(12)

[1]	Restated, see Note 1 to the condensed consolidated financial statements

Revenue

Revenue and underlying revenue excluding transit were up 1%.

Consumer2 revenue increased 2% driven by 13% growth in broadband and TV revenue following the successful launch of BT Sport in August, and helped by a smaller decline in calls and lines revenue compared with the previous year, down 3%.

We now have more than 2.5m BT Sport retail customers which include customers watching via satellite, BT TV, online or via the app. During the half year we also signed a contract with Virgin Media and the total reach of BT Sport is now around 4m households.

BT Sport had a positive impact on our line, broadband and TV customer numbers in the half year. Consumer2 line losses of 195,000 were better than last year and the lowest for five years. We added 251,000 retail broadband customers, taking our broadband customer base to around 7m. We added 392,000 retail fibre broadband customers in the half year and now have around 1.9m. Our TV customer base is now in excess of 950,0003 and also, we now have 5.4m BT Wi-fi hot spots.

We have strengthened our TV proposition to include Sky Movies and have launched new channel packs that allow customers to build a TV service tailored to their needs. The launch of our latest router, the slimline Hub 5, offers our fibre customers market-leading wireless reliability using the latest technology.

Business revenue was flat as 8% growth in IT services and 4% higher broadband revenue were offset by a 4% decline in calls and lines revenue.

BT Enterprises revenue increased 5%. BT Ireland revenue increased 2%, with growth in both Northern Ireland and the Republic of Ireland. We announced a deal with Setanta to add the BT Sport 1, BT Sport 2 and ESPN channels to the Setanta Sports pack which means that BT Sport is now available in the Republic of Ireland.

Operating results

Operating costs increased 4% partly due to our investment in BT Sport of around £180m. EBITDA was down £63m, or 6%. Depreciation and amortisation decreased 13% due to lower capital expenditure in recent years, and operating profit was down 4%.

Capital expenditure was down 12% reflecting the additional broadband-related investment in the prior year. Operating cash flow decreased 12%, partly reflecting the first of two instalments of around £120m for this season’s Premier League football broadcast rights.

[2]	Includes customers in Northern Ireland
[3]	Only includes those BT Sport customers who watch the channels through BT TV

BT Wholesale

	Half year to 30 September
	2013	2012[1]	Change
	£m	£m	£m	%
Revenue	1,262	1,294	(32)	(2)
- underlying excluding transit				1
Operating costs	946	988	(42)	(4)

EBITDA	316	306	10	3
Depreciation & amortisation	126	126	0	0

Operating profit	190	180	10	6

Capital expenditure	127	129	(2)	(2)

Operating cash flow	123	55	68	124

[1]	Restated, see Note 1 to the condensed consolidated financial statements

Revenue

Revenue decreased 2% primarily due to a 14% decline in broadband revenue, as lines continue to migrate to LLU, and a 14% decline in traditional calls and lines revenue being offset by 20% growth in managed solutions revenue and 18% growth in IP services. Underlying revenue excluding transit increased 1%.

Total order intake was £918m, up 13%. We signed a contract with EE for migration of its transit and terminating traffic onto IP Exchange, which will reduce its network costs and enable the provision of new services to its customers. We also signed contracts with: Spitfire, for exclusive supply of Ethernet services; Timico Technology Group, for the migration of IP voice traffic to IP Exchange and the management of their broadband and wholesale calls estate; and Nine Telecom, being a contract re-sign and expansion for increased volumes of wholesale calls.

Operating results

Operating costs decreased 4%, mainly reflecting lower transit costs. EBITDA increased 3%, and with depreciation and amortisation being flat, operating profit increased 6%.

Capital expenditure decreased 2% due to lower spend on Wholesale Broadband Connect as our footprint expansion nears completion. Operating cash flow was an inflow of £123m, up £68m, due to the timing of customer receipts and lower VAT payments.

Openreach

	Half year to 30 September
	2013	2012[1]	Change
	£m	£m	£m	%
Revenue	2,516	2,553	(37)	(1)
Operating costs	1,269	1,256	13	1

EBITDA	1,247	1,297	(50)	(4)
Depreciation & amortisation	724	715	9	1

Operating profit	523	582	(59)	(10)

Capital expenditure	548	564	(16)	(3)

Operating cash flow	580	617	(37)	(6)

[1]	Restated, see Note 1 to the condensed consolidated financial statements

Revenue

Revenue declined 1% as regulatory price changes had a negative impact of around £130m, or the equivalent of around 5%. This was partly offset by growth in fibre broadband revenue, which more than doubled, and a 4% increase in Ethernet revenue driven by higher volumes.

We achieved 581,000 net fibre connections in the half year, helping to bring the number of homes and businesses now connected to over 2.4m. All of our major Communications Provider customers are now engaged in marketing and selling fibre and the external net additions in the period have more than trebled.

We are making progress with extending the reach of fibre to rural areas. Overall, we have now won 46 regional contracts2. We have commenced surveys and civil works in 33 of these and started rolling out fibre in a further 13 including Cornwall, North Yorkshire, Wales, Surrey and Rutland. We have now passed more than 18m premises in total with our fibre broadband network.

We have started field trials in Braintree and Barnet to see how effective vectoring3 is at increasing speeds for more customers across our fibre broadband network.

The physical line base increased by 4,000 compared with an 82,000 decline last year. Over the past 12 months, our physical line base has increased by 140,000.

Operating results

Operating costs increased 1% due to pay inflation and the additional engineering resource we have recruited to support fibre provision in rural areas. This contributed to EBITDA declining 4%. With depreciation and amortisation up 1%, operating profit was down 10%.

Capital expenditure decreased 3% reflecting grant income relating to our investment in the regional fibre broadband programme. Operating cash flow decreased 6%.

[2]	Includes Broadband Delivery UK programme, Cornwall and Northern Ireland
[3]	Vectoring reduces interference between signals in co-located copper wires, thereby improving end-user data speeds in fibre-to-the-cabinet networks

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Group income statement

For the six months to 30 September 2013

	Note	Before specific items £m	Specific items £m	Total £m
Revenue	2	8,940	—	8,940
Operating costs	3	(7,439)	(136)	(7,575)

Operating profit		1,501	(136)	1,365
Finance expense		(298)	(117)	(415)
Finance income		109	—	109

Net finance expense		(189)	(117)	(306)
Share of post tax losses of associates and joint ventures		(2)	—	(2)
Loss on disposal of interest in associate		—	(3)	(3)

Profit before tax		1,310	(256)	1,054
Tax		(295)	282	(13)

Profit for the period		1,015	26	1,041

Group income statement

For the six months to 30 September 2012

	Note	Before specific items Restated[1] £m	Specific items Restated[1] £m	Total Restated[1] £m
Revenue	2	8,997	(85)	8,912
Operating costs	3	(7,500)	(52)	(7,552)

Operating profit		1,497	(137)	1,360
Finance expense		(347)	(57)	(404)
Finance income		118	—	118

Net finance expense		(229)	(57)	(286)
Share of post tax profits of associates and joint ventures		9	—	9
Profit on disposal of interest in associate		—	121	121

Profit before tax		1,277	(73)	1,204
Tax		(291)	115	(176)

Profit for the period		986	42	1,028

[1]	Restated, see Note 1 to the condensed consolidated financial statements

Group statement of comprehensive income

For the six months ended 30 September 2013

	Six months to 30 September
	2013	2012
	£m	Restated[1] £m
Profit for the period	1,041	1,028

Items that will not be reclassified to the income statement
Actuarial losses relating to retirement benefit obligations	(597)	(1,386)
Tax on actuarial losses	(121)	265
Items that may be subsequently reclassified to income statement
Exchange differences on translation of foreign operations	(120)	(56)
Fair value movements on cash flow hedges
- net fair value losses	(390)	(246)
- recognised in income and expense	249	187
Fair value movements on available for sale assets	7	30
Tax on components of other comprehensive income that may be reclassified	(43)	11

Other comprehensive loss for the period, net of tax	(1,015)	(1,195)

Total comprehensive gain (loss) for the period	26	(167)

[1]	Restated, see Note 1 to the condensed consolidated financial statements

Group statement of changes in equity

For the six months to 30 September 2013

	Share capital	Reserves	Total Equity
	£m	£m	£m
At 1 April 2013	2,172	17,276	19,448
Total comprehensive gain for the period	—	26	26
Share-based payments	—	4	4
Dividends to parent company	—	(1,303)	(1,303)

At 30 September 2013	2,172	16,003	18,175

For the six months to 30 September 2012

	£m	£m	£m
At 1 April 2012	2,172	19,189	21,361
Total comprehensive loss for the period	—	(167)	(167)
Share-based payments	—	39	39
Dividends to parent company	—	(1,402)	(1,402)

At 30 September 2012	2,172	17,659	19,831

Group cash flow statement

For the six months to 30 September

	Six months to 30 September
	2013	2012
		Restated[1]
	£m	£m
Profit before tax	1,054	1,204
Depreciation and amortisation	1,374	1,445
Net finance expense	306	286
Loss (profit) on disposal of businesses	3	(128)
Share of post tax losses (profits) of associates and joint ventures	2	(9)
Share-based payments	34	39
Increase in working capital	(820)	(858)
Provisions, pensions and other non-cash movements	43	60

Cash generated from operations	1,996	2,039
Tax paid	(83)	(28)

Net cash inflow from operating activities	1,913	2,011

Cash flow from investing activities
Interest received	47	74
Dividends received from associates	—	1
Proceeds on disposal of property, plant and equipment	4	8
Acquisition of subsidiaries, net of cash acquired	(18)	(6)
Acquisition of associates and joint ventures	(2)	(5)
Disposal of subsidiaries, net of bank overdrafts	—	17
Disposal of associates and joint ventures	2	157
Purchases of property, plant and equipment and computer software	(1,238)	(1,288)
Outflow on non-current amounts owed by parent company[2]	(44)	(69)
Outflow on non-current amounts owed by ultimate parent company[3]	(663)	(514)
Sale of non-current asset investments	—	1
Purchase of current financial assets	(4,291)	(4,707)
Sale of current financial assets	3,907	3,956

Net cash used in investing activities	(2,296)	(2,375)

Cash flow from financing activities
Interest paid	(296)	(347)
Repayment of borrowings	(3)	(305)
Repayment of finance lease liabilities	(11)	(11)
Receipt of bank loans and bonds	400	796
Cash flows from derivatives related to net debt	(180)	—
Net (repayment of) proceeds on commercial paper	(158)	219

Net cash (used) received in financing activities	(248)	352

Net decrease in cash and cash equivalents	(631)	(12)

Opening cash and cash equivalents	914	318
Net decrease in cash and cash equivalents	(631)	(12)
Effect of exchange rate movements	(25)	(7)

Closing cash and cash equivalents including overdrafts	258	299

Add back bank overdrafts	7	5

Closing cash and cash equivalents	265	304

[1]	Restated, see Note 1 to the condensed consolidated financial statements
[2]	There are non-cash movements in this intra-group loan arrangement which principally relate to funding and investment transactions between British Telecommunications plc and its subsidiaries where one of the parties to the transaction has an intra-group loan arrangement with the parent company. For further details see note 10.
[3]	There are non-cash movements in this intra-group loan arrangement which principally relate to settlement of dividends with the parent company and amounts the ultimate parent company was owed by the parent company which were settled through their loan accounts with British Telecommunications plc. For further details see note 10.

Group balance sheet

		30 September 2013	31 March 2013
	Note	£m	£m
Non-current assets
Intangible assets		3,176	3,266
Property, plant and equipment		13,984	14,153
Derivative financial instruments	8	609	1,080
Investments		18,516	19,063
Associates and joint ventures		23	28
Trade and other receivables		157	184
Deferred tax assets		1,387	1,438

		37,852	39,212

Current assets
Programme rights		254	—
Inventories		132	103
Trade and other receivables		3,096	2,881
Current tax receivable		—	16
Derivative financial instruments	8	74	170
Investments		1,678	1,275
Cash and cash equivalents		265	919

		5,499	5,364

Current liabilities
Loans and other borrowings		2,437	1,736
Derivative financial instruments	8	158	74
Trade and other payables		5,196	5,561
Current tax liabilities		241	100
Provisions		99	120

		8,131	7,591

Total assets less current liabilities		35,220	36,985

Non-current liabilities
Loans and other borrowings		7,264	8,277
Derivative financial instruments	8	650	802
Retirement benefit obligations	7	6,676	5,856
Other payables		897	883
Deferred tax liabilities		1,096	1,209
Provisions		462	510

		17,045	17,537

Equity
Ordinary shares		2,172	2,172
Reserves		16,003	17,276

Total equity		18,175	19,448

		35,220	36,985

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1	Basis of preparation and accounting policies

These condensed consolidated financial statements (‘the financial statements’) comprise the financial results of British Telecommunications plc for the six months to 30 September 2013 and 30 September 2012 together with the audited balance sheet at 31 March 2013. The financial statements have been prepared in accordance with the Disclosure and Transparency Rules (DTR) of the Financial Conduct Authority and IAS 34 Interim Financial Reporting as adopted by the European Union and as issued by the International Accounting Standards Board. The financial statements should be read in conjunction with the annual financial statements for the year to 31 March 2013.

After making enquiries, the directors have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the half year financial statements.

Except as described below and other than income taxes which are accrued using the tax rate that is expected to be applicable for the full financial year, the financial statements have been prepared in accordance with the accounting policies as set out in the financial statements for the year to 31 March 2013 and have been prepared under the historical cost convention as modified by the revaluation of financial assets and liabilities (including derivative financial instruments) at fair value. These financial statements do not constitute statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year to 31 March 2013 were approved by the Board of Directors on 15 May 2013, published on 23 May 2013 and delivered to the Registrar of Companies.

These interim financial statements reflect all adjustments which are, in the opinion of management, necessary to provide a fair statement of the results for the interim periods presented. Such financial statements may not be necessarily indicative of annual results.

The financial instrument disclosures newly required by IAS 34 are provided in Note 8.

Changes in presentation and restatements

Effective from 1 April 2013, we have made a number of changes that simplify our internal trading and more closely align our line of business financial results with our regulatory accounts. We have also adjusted the disclosure of our lines of business to reflect customer account moves and to better reflect their commercial activity. In order to present historical information on a consistent basis, we have revised comparative information for the year ended 31 March 2013 for a number of items that impact the financial results of individual lines of business, but have no impact on the total group results.

To simplify our reporting, starting from 1 April 2013 we also no longer separately report other operating income. We have re-presented items previously reported as other operating income, as either revenue or a reduction in operating costs, as appropriate. Other operating income before specific items was £392m in the year ended 31 March 2013 (HY 2012/13: £174m). This change increases group revenue by £86m for the year ended 31 March 2013 (HY 2012/13: £39m) and reduces operating costs by £306m (HY 2012/13: £135m). There is no impact on the group’s EBITDA or profit before tax.

Finally, IAS 19 Employee Benefits (Revised) came into effect from 1 April 2013 and we have restated comparative figures to reflect the position had it applied before this date. For the year ended 31 March 2013, this has increased operating costs by £38m (HY 2012/13: £20m) and has reduced net finance income on pensions (treated as a specific item) by £148m (HY 2012/13: £73m), resulting in an overall reduction of £38m in EBITDA (HY 2012/13: £20m) and adjusted profit before tax. Reported profit before tax and reported profit after tax, which are after the impact of specific items, are reduced by £186m (HY 2012/13: £93m) and £143m (HY 2012/13: £73m), respectively. There is no impact on the group’s operating cash flow.

2	Operating results – by line of business[1]

	External revenue £m	Internal revenue £m	Group revenue £m	EBITDA £m	Operating profit (loss) £m
Half year to 30 September 2013
BT Global Services	3,390	—	3,390	383	82
BT Retail	3,364	276	3,640	925	708
BT Wholesale	1,262	—	1,262	316	190
Openreach	894	1,622	2,516	1,247	523
Other and intra-group items[2]	30	(1,898)	(1,868)	4	(2)

Total	8,940	—	8,940	2,875	1,501

Half year to 30 September 2012[3]
BT Global Services	3,488	—	3,488	353	45
BT Retail	3,338	264	3,602	988	739
BT Wholesale	1,294	—	1,294	306	180
Openreach	848	1,705	2,553	1,297	582
Other and intra-group items[2]	29	(1,969)	(1,940)	(2)	(49)

Total	8,997	—	8,997	2,942	1,497

3	Operating costs

	Half year to 30 September
	2013	2012
	£m	Restated[1] £m
Direct labour costs	2,354	2,375
Indirect labour costs	426	435
Leaver costs	10	39

Total labour costs	2,790	2,849
Capitalised labour	(483)	(480)

Net labour costs	2,307	2,369
Payments to telecommunications operators	1,285	1,350
Property and energy costs	497	520
Network operating and IT costs	313	312
Other costs	1,663	1,504

Operating costs before depreciation and specific items	6,065	6,055
Depreciation and amortisation	1,374	1,445

Total operating costs before specific items	7,439	7,500
Specific items (Note 4)	136	52

Total operating costs	7,575	7,552

[1]	Before specific items
[2]	Elimination of intra-group revenue, which is included in the total revenue of the originating business
[3]	Restated, see Note 1 to the condensed consolidated financial statements

4	Specific items

The group separately identifies and discloses those items that in management’s judgement need to be disclosed by virtue of their size, nature or incidence (termed ‘specific items’). This is consistent with the way that financial performance is measured by management and assists in providing a meaningful analysis of the trading results of the group. Specific items may not be comparable to similarly titled measures used by other companies.

	Half year to 30 September
	2013	2012
	£m	Restated[1] £m

Specific revenue
Retrospective regulatory rulings	—	85

Specific operating costs
Profit on disposal of subsidiary	—	(7)
Retrospective regulatory rulings	—	(27)
Restructuring charges	136	25
Provision for claims	—	43
Impairment charge	—	18

Specific operating costs	136	52

EBITDA impact (Note 5)	136	137

Net interest expense on pensions	117	57
Loss (profit) on disposal of interest in associate	3	(121)

Net specific items charge before tax	256	73
Tax credit on specific items before tax	(51)	(39)
Tax credit on re-measurement of deferred tax[2]	(231)	(76)

Net specific items credit after tax	(26)	(42)

5	Reconciliation of earnings before interest, taxation, depreciation and amortisation

Earnings before interest, taxation, depreciation and amortisation (EBITDA) is not a measure defined under IFRS, but is a key indicator used by management to assess operational performance. A reconciliation of reported profit before tax to adjusted EBITDA is provided below.

	Half year to 30 September
	2013	2012
	£m	Restated[1] £m
Reported profit before tax	1,054	1,204
Share of post tax losses (profits) of associates and joint ventures	2	(9)
Loss (profit) on disposal of interest in associate	3	(121)
Net finance expense	306	286

Operating profit	1,365	1,360
Depreciation and amortisation	1,374	1,445

Reported EBITDA	2,739	2,805
Specific items (Note 4)	136	137

Adjusted EBITDA	2,875	2,942

[1]	See Note 1 to the condensed consolidated financial statements
[2]	The UK Finance Act 2013 introduced further reductions in the UK corporation tax rate from 23% to 21% on 1 April 2014 and from 21% to 20% on 1 April 2015. As a result, a specific tax credit of £231m (HY 2012/13: £76m) has also been recognised for the re-measurement of deferred tax balances.

6	Reconciliation of adjusted profit before tax

	Half year to 30 September
	2013	2012
	£m	Restated[1] £m
Reported profit before tax	1,054	1,204
Specific items (Note 4)	256	73

Adjusted profit before tax	1,310	1,277

[1]	See Note 1 to the condensed consolidated financial statements

7	Pensions

	30 September 2013	31 March 2013
	£bn	£bn
IAS 19 liabilities - BTPS	(45.8)	(47.0)
Assets - BTPS	39.3	41.3
Other schemes	(0.2)	(0.2)

IAS 19 deficit, gross of tax	(6.7)	(5.9)

IAS 19 deficit, net of tax	(5.4)	(4.5)

Discount rate (nominal)	4.30%	4.20%
Discount rate (real)	1.07%	0.87%
RPI inflation	3.20%	3.30%
CPI inflation	0.75% below RPI for three years and 1.20% below RPI thereafter	0.75% below RPI for three years and 1.20% below RPI thereafter

8	Financial instruments and risk management

Fair value of financial assets and liabilities measured at amortised cost

At 30 September 2013, the fair value of loans and borrowings is £11,360m (31 March 2013: £12,014m) and the carrying value is £9,701m (31 March 2013: £10,013m). In June 2013 the group issued a US$600m three-year bond swapped into Sterling of £390m, with an average effective interest rate of 1.96%.

The fair value of the following financial assets and liabilities approximate their carrying amount:

•	Cash and cash equivalents

•	Trade and other receivables

•	Trade and other payables

•	Provisions

•	Investments classified as loans and receivables

The group’s activities expose it to a variety of financial risks: market risk (including interest rate risk and foreign exchange risk); credit risk; and liquidity risk. There have been no changes in our risk management policy since 31 March 2013.

The group’s hedging policies use derivative financial instruments to manage financial risk. Our hedging activity seeks to protect against changes in the fair value of fixed-rate long term financial instruments due to movements in market interest rates and to reduce the variability in future interest and currency cash flows on assets and liabilities which bear interest at variable rates and/or are in a foreign currency.

Fair value estimation

Financial instruments measured at fair value consist of derivative financial instruments and investments classified as available-for-sale or designated at fair value through profit and loss. These instruments are further analysed by three levels of valuation methodology which are:

•	Level 1 – uses quoted prices in active markets for identical assets or liabilities

•	Level 2 – uses inputs for the asset or liability other than quoted prices, that are observable either directly or indirectly

•	Level 3 – uses inputs for the asset or liability that are not based on observable market data, such as internal models or other valuation methods.

The fair value of the group’s outstanding derivative financial assets and liabilities were estimated using discounted cash flow models and market rates of interest and foreign exchange at the balance sheet date.

30 September 2013	Level 1 £m	Level 2 £m	Level 3 £m	Total held at fair value £m	Total held at amortised cost £m	Total £m
Investments
Available-for-sale	52	915	8	975	—	975
Fair value through profit and loss	9	—	—	9	—	9
Loans and receivables	—	—	—	—	19,210	19,210
Derivative assets
Designated in a hedge	—	557	—	557	—	557
Fair value through profit and loss	—	126	—	126	—	126

Total assets	61	1,598	8	1,667	19,210	20,877

Derivative liabilities
Designated in a hedge	—	548	—	548	—	548
Fair value through profit and loss	—	260	—	260	—	260

Total liabilities	—	808	—	808	—	808

31 March 2013
Investments
Available-for-sale	45	530	8	583	—	583
Fair value through profit and loss	11	—	—	11	—	11
Loans and receivables	—	—	—	—	19,744	19,744
Derivative assets
Designated in a hedge	—	1,041	—	1,041	—	1,041
Fair value through profit and loss	—	209	—	209	—	209

Total assets	56	1,780	8	1,844	19,744	21,588

Derivative liabilities
Designated in a hedge	—	550	—	550	—	550
Fair value through profit and loss	—	326	—	326	—	326

Total liabilities	—	876	—	876	—	876

No gains or losses have been recognised in the income statement in respect of Level 3 assets held at 30 September 2013. There were no changes to the valuation methods or transfers between levels 1, 2 and 3 during the half year.

9	Capital commitments

Capital expenditure for property, plant and equipment and software contracted for at the balance sheet date but not yet incurred was £406m (31 March 2013: £355m; 30 September 2012: £386m).

10	Related party transactions

British Telecommunications plc and certain of its subsidiaries act as a funder and deposit taker for cash related transactions for both its parent (BT Group Investments Limited) and ultimate parent company (BT Group plc). The loan arrangements described below with these companies reflect this. Cash transactions normally arise where the parent and ultimate parent company are required to meet their external payment obligations or receive amounts from third parties. These principally relate to the payment of dividends, the buyback of shares and the exercise of share options. Transactions between the ultimate parent company, the parent company and the group are settled on both a cash and non-cash basis through these loan accounts depending on the nature of the transaction.

In 2001/02 the group demerged its former mobile phone business and as a result BT Group plc became the listed ultimate parent company of the group. The demerger steps resulted in the formation of an intermediary holding company, BT Group Investments Limited, between BT Group plc and British Telecommunications plc. This intermediary company held an investment of £18.5bn in British Telecommunications plc which was funded by an intercompany loan facility with British Telecommunications plc.

Following the disposal of a 14.1% interest in Tech Mahindra Limited in the second quarter last year, the group does not have any significant associates or joint ventures for which related party disclosures are required. During the half year to 30 September 2012, the group purchased services in the normal course of business and on an arm’s length basis from its then associate, Tech Mahindra Limited. The value of services purchased was £99m.

A summary of the balances with the parent and ultimate parent companies and the finance income or expense arising in respect of these balances is shown below:

	Asset (liability)		Finance income
	30 September 2013 £m	31 March 2013 £m	30 September 2013 £m	30 September 2012 £m
Amounts owed by (to) parent company
Loan facility - non-current asset investments	17,556	17,806	89	89
Loan facility - current asset investments	760	723	n/a	n/a
Trade and other receivables	—	—	n/a	n/a
Trade and other payables	(75)	(55)	n/a	n/a

Amounts owed by (to) ultimate parent company
Non-current asset investments	891	1,193	16	22
Current asset investments	3	21	n/a	n/a
Trade and other receivables	2	4	n/a	n/a
Trade and other payables	(13)	(9)	n/a	n/a

The loan facility with the parent company accrued interest at a rate of LIBOR plus 50 basis points, is subject to an overall maximum of £25bn, and is either repayable on demand or from February 2015. In 2012/13 the overall loan investment balances were maintained at a similar level as the prior year with the mix increasing the level of short-term loans. The parent company currently finances its obligations on the loan as they fall due through dividends from the company.

11	Post balance sheet events

In November 2013, BT acquired the exclusive broadcast rights to the UEFA Champions League and UEFA Europa League for three seasons starting from 2015/16. BT will have access to 350 matches per season (plus the UEFA Super Cup) across both competitions. The rights will cost around £300m per annum. A deposit of £60m has been paid in the third quarter.

12	Contingent liabilities

At 30 September 2013, other than as disclosed below, there were no contingent liabilities or guarantees other than those arising in the ordinary course of the group’s business and on these no material losses are anticipated. The group has insurance cover to certain limits for major risks on property and major claims in connection with legal liabilities arising in the course of its operations. Otherwise, the group generally carries its own risks.

The group has provided guarantees relating to certain leases entered into by Telefonica UK Limited (formerly O2 UK Limited) prior to the demerger of mmO2 from BT on 19 November 2001. mmO2 plc (part of the Telefonica group) has given BT a counter indemnity for these guarantees. There was no exposure as at 30 September 2013 (31 March 2013: nil), although this could increase by a further US$93m (31 March 2013: US$90m), approximately £57m (31 March 2013: £59m), in the event of credit default in respect of amounts used to defease future lease obligations. The guarantee lasts until Telefonica UK Limited has discharged all its obligations, which is expected to be when the lease ends on 30 January 2017.

The group does not believe that there is any single current court action that would have a material adverse effect on the financial position or operations of the group. During the six months to 30 September 2013, the aggregate volume and value of legal actions to which the group is party remained broadly the same as at 31 March 2013.

13	Principal risks and uncertainties

We have processes for identifying, evaluating and managing our risks. Details of our principal risks and uncertainties can be found on pages 9 to 13 of the Annual Report & Form 20-F 2013 and are summarised below. All of them have the potential to have an adverse impact on our business, revenue, profits, assets, liquidity and capital resources.

•	The risks that could impact the security of our data or the continuity of our operations and services

•	The risks associated with complex and high value national and multinational customer contracts

•	The risks associated with a significant funding obligation in relation to our defined benefit pension scheme

•	The risks arising from operating in markets which are characterised by high levels of change and strong competition

•	The risks associated with some of our activities being subject to significant price and other regulatory controls

•	The risks associated with operating under a wide range of local and international anti-corruption and bribery laws, trade sanctions and import and export controls

•	The risk there could be a failure of any of our critical third-party suppliers to meet their obligations

There have been no significant changes to the principal risks and uncertainties in the half year to 30 September 2013, some or all of which have the potential to impact our results or financial position during the remaining six months of the financial year.

Additional Information

This additional information does not form part of the condensed consolidated financial statements.

Reconciliation of trends in underlying revenue and underlying operating costs excluding transit

Trends in underlying revenue and underlying operating costs excluding transit are measures which seek to reflect the underlying performance that will contribute to long-term profitable growth. A reconciliation from the trends in reported revenue and reported operating costs, the most directly comparable IFRS measures, to the trends in underlying revenue and underlying operating costs excluding transit, is set out below.

	2013	2012 Restated[1]
Half year to 30 September	%	%
Increase (decrease) in reported revenue	0.3	(4.1)
Specific items	(0.9)	(3.2)

Decrease in adjusted revenue	(0.6)	(7.3)
Transit revenue	0.8	1.1
Acquisitions and disposals	(0.2)	0.3
Foreign exchange movements and other	(0.8)	1.5

Decrease in underlying revenue excluding transit	(0.8)	(4.4)

	2013	2012 Restated[1]
Half year to 30 September	%	%
Increase (decrease) in reported operating costs	0.3	(5.6)
Depreciation and amortisation	1.2	(0.6)
Specific items	(1.3)	(4.6)

Increase (decrease) in adjusted operating costs before depreciation and amortisation	0.2	(10.8)
Transit costs	1.3	1.3
Acquisitions and disposals	(0.2)	0.3
Foreign exchange movements and other	(1.2)	1.9

Increase (decrease) in underlying operating costs excluding transit	0.1	(7.3)

[1]	See Note 1 to the condensed consolidated financial statements

Forward-looking statements – caution advised

Certain statements in this results release are forward-looking and are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements include, without limitation, those concerning: current and future years’ outlook, including revenue trends, EBITDA, capital expenditure and operating cash flow; BT Sport; our fibre broadband roll-out programme and progress with our rural network; the impact of regulation; continuing cost transformation; progressive dividends; and liquidity and funding.

Although BT believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements.

Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: material adverse changes in economic conditions in the markets served by BT; future regulatory actions, decisions and conditions or requirements in BT’s operating areas, including competition from others; selection by BT and its lines of business of the appropriate trading and marketing models for its products and services; fluctuations in foreign currency exchange rates and interest rates; technological innovations, including the cost of developing new products, networks and solutions and the need to increase expenditures for improving the quality of service; prolonged adverse weather conditions resulting in a material increase in overtime, staff or other costs, or impact on customer service; developments in the convergence of technologies; the anticipated benefits and advantages of new technologies, products and services, not being realised; the timing of entry and profitability of BT in certain communications markets; significant changes in market shares for BT and its principal products and services; the underlying assumptions and estimates made in respect of major customer contracts proving unreliable; the aims of the group-wide restructuring programme not being achieved; and general financial market conditions affecting BT’s performance and ability to raise finance. BT undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British Telecommunications plc

By:	/s/ Glyn Parry
	Name:	Glyn Parry
	Title:	Director

Date: February 11, 2014